Appendix D:
Directors & Officers Work History

Please Find below the work history, or Bios, for the Directors & Officers associated with 92East, LLC:

1. Nathan R VonMinden, Owner and Manager
2. Meleice VonMinden, Owner and Manager

Career History can be located via the following links

Nathan R VonMinden:

Nathan is a rocket scientist turned filmmaker. Writer and director of the feature films THE CHALLENGER DISASTER (2019) and UGANDA MAN (2011). Now, Nathan is working on his new stop motion animated Christmas film STEAL THE NAUGHTY LIST

In 2005 Nathan graduated from Embry-Riddle Aeronautical University with a degree in Aerospace Engineering and worked briefly as an engineer. During that time he learned to be a filmmaker on the side. Nathan's engineering background has served him well in commercial work, running a marketing agency, and making movies.

Nathan has been married to Meleice for 19 years and they have 6 children, whom they homeschool.

Meleice VonMinden is a film producer on THE CHALLENGER DISASTER (2019)**:**

Is a film producer on THE CHALLENGER DISASTER (2019). Her background is in business and finance. Now, Meleice is producing her new stop motion animated Christmas film STEAL THE NAUGHTY LIST. Meleice is a collaborator on all things creative and financial with Nathan and their films. Meleice has been married to Nathan for 19 years and they have 6 children, whom they homeschool.

Supporting Links:

● http://www.nathanvonminden.com/





I am a rocket scientist turned filmmaker.

In 2005 I graduated from Embry-Riddle Aeronautical University with a degree in Aerospace Engineering and worked briefly as an engineer. During that time I learned to be a filmmaker on the side and began serving as a director. My engineering background has served me well in production, creativity, organization, leadership, and technology.

I have produced and directed hundreds of short films and the award-winning feature documentary Uganda Men (2011). In 2018, I wrote and directed Angry Men, based on the true story of the group of engineers that desperately tried to stop the Challenger Shuttle launch in 1986. I have spent the last 19 years serving in large churches as a full-time filmmaker and live producer. Currently, I am producing a new film about Bible Smuggling.

I have been married to my wife, Meleice for 19 years and we have 6 children.

